FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 17TH, 2024

1.       DATE, TIME AND PLACE: June 17th, 2024, at 02:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Renan Bergmann; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Renan Bergmann, Marcelo Ribeiro Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, José Luiz Guttierrez, Luiz Augusto de Castro Neves, Márcia Nogueira de Mello, Rachel Maia and Philippe Alarcon.

4.       AGENDA: (i) Analysis and deliberation on the election of an External Accounting Specialist for the composition of the Company's Audit Committee; and (ii) Analysis and deliberation concerning the sale of a piece of land located in the city of Campo Grande.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1 Analysis and deliberation on the election of an External Accounting Specialist for the composition of the Company's Audit Committee. Based on the favorable recommendation of the Management, People and Sustainability, the Members of the Board of Directors elected Eric Aversari Martins, Brazilian, married, accountant, holder of identity card RG nº 19.592.390, registered with CPF/ME under nº 163.002.828-21, resident and domiciled in the city of São Paulo, state of São Paulo, on Rua Inocêncio Unhate, nº 96, apt. 51, Perdizes, CEP: 05013-010 as the External Specialist Member in Accounting for the composition of the Company's Audit Committee.

5.2. Analysis and deliberation concerning the sale of land located in Campo Grande. The Members of the Company's Board of Directors decided, unanimously and without reservations, to approve the sale of land located in Campo Grande, in the State of Mato Grosso do Sul. Further, they authorized the Executive Board of the Company to take to take all necessary measures to formalize the transaction.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, June 17th, 2024. Chairman: Mr. Renan Bergmann; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Renan Bergmann, Marcelo Ribeiro Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, José Luiz Guttierrez, Luiz Augusto de Castro Neves, Márcia Nogueira de Mello, Rachel Maia and Philippe Alarcon.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 18, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.